FORM 11-K



[X]  Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange

                                   Act of 1934

                   For the fiscal year ended December 31, 2004

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange

                                   Act of 1934

                   For the Transition period from ________ to

                        Commission File Number 001-16855



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             SCOTTISH HOLDINGS, INC. 401(K) AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            SCOTTISH RE GROUP LIMITED
                            Crown House, Third Floor
                               4 Par-la-Ville Road
                             Hamilton HM12, Bermuda

             SCOTTISH HOLDINGS, INC. 401(K) AND PROFIT SHARING PLAN

                                      INDEX



                        FINANCIAL STATEMENTS (UNAUDITED)
                        --------------------------------

                                                                            Page

Statements of Net Assets Available for Benefits,
 December 31, 2004 and 2003                                                    3
Statements of Changes in Net Assets Available for Benefits,
 Years Ended December 31, 2004 and 2003                                        4
Notes to Financial Statements                                                  5




                        SUPPLEMENTAL SCHEDULE (UNAUDITED)
                        ---------------------------------

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
 December 31, 2004                                                             9


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income and Security Act of 1974 are omitted because they are not applicable or not required.


                                       2
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             SCOTTISH HOLDINGS, INC. 401(K) AND PROFIT SHARING PLAN
           STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (UNAUDITED)
                           DECEMBER 31, 2004 AND 2003




                                                          2004           2003
                                                     ---------------------------
Assets
Mutual funds                                           $3,604,645     $2,444,914
Common stock                                              430,924        525,963
Money market investments                                  599,056        470,625
Participant loans receivable                               46,980         22,491
                                                     ---------------------------
Total Net Assets Available for Benefits                $4,681,605     $3,463,993
                                                     ===========================








See accompanying notes to financial statements


                                       3
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             SCOTTISH HOLDINGS, INC. 401(K) AND PROFIT SHARING PLAN
     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (UNAUDITED)
                     YEARS ENDED DECEMBER 31, 2004 AND 2003



                                                           2004          2003
                                                    ----------------------------
Additions to Assets Attributed to:
Contributions
     Employer                                             $565,406      $481,893
     Participant                                           565,406       481,893
    Rollover                                                90,182        80,412
                                                    ----------------------------
    Total contributions                                  1,220,994     1,044,198

Investment Income
    Net appreciation in fair value of
     investments                                           358,600       485,149
    Interest and dividend income                            91,011        35,394
                                                    ----------------------------
    Total investment income                                449,611       520,543
                                                    ----------------------------

Total income                                             1,670,605     1,564,741

Deductions to Assets Attributed to:
Benefits paid to participants                              450,392       128,018
Loan defaults                                                2,601         1,938
                                                    ----------------------------
Total deductions                                           452,993       129,956
                                                    ----------------------------

Net Increase in Assets Available for
 Benefits During the Year                                1,217,612     1,434,785

Net Assets Available for Benefits at
 Beginning of Year                                       3,463,993     2,029,208
                                                    ----------------------------

Net Assets Available for Benefits at
 End of Year                                            $4,681,605    $3,463,993
                                                    ============================








See accompanying notes to financial statements.

             SCOTTISH HOLDINGS, INC. 401(K) AND PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                     YEARS ENDED DECEMBER 31, 2004 and 2003


1.   Summary of Significant Accounting Policies

Basis of Presentation    The financial statements of Scottish Holdings, Inc.
401(k) and Profit Sharing Plan (the "Plan") are prepared on an accrual basis in accordance with generally accepted accounting principles.

Use of Estimates    In preparing financial statements, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities and changes therein. Actual results may differ from these estimates. The Plan utilizes various investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the risk associated with certain investments securities, it is reasonably possible that changes in the value of the investment securities will occur in the near term and such amounts could materially affect the amounts reported in the financial statements.

Payment of Benefits    Benefits to participants ("Participants") of the Plan are
recorded when due.

Investments    The Plan's investments are valued at fair value. Fair value of common stock, mutual funds and money market investments is based on quoted market prices on the last day of the year. Participant loans receivable are valued at outstanding principal balance, which approximates fair value.

Security transactions are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is accrued as earned.

The Plan presents in the statements of changes in assets available for benefits, the net appreciation (depreciation) in the fair value of investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.


2.   Description of the Plan

The following is a brief summary of the various provisions on the Plan. Participants should refer to the Plan for a complete description on the Plan's provisions.

The financial statements are prepared in accordance with the Employee Retirement Income Security Act of 1974 ("ERISA"). In accordance with ERISA, such financial statements for 2004 and 2003 are unaudited.

General    The Plan is a defined contribution plan that covers all employees, with certain exceptions, of Scottish Holdings, Inc. (the "Company") and related companies that adopt this Plan. Eligibility for participation in the Plan is automatic on the first day of the month on or after the date one hour of service is completed with the Company or related companies that adopt this plan.

Contributions    Each year, participants may contribute up to 7.5% of annual compensation, as defined by the Plan. The maximum dollar tax deductible amount that can be contributed by participant is limited to $13,000 for 2004 and $12,000 for 2003. Participants may also contribute amounts representing rollover distributions from other qualified plans. The Company makes qualified matching contributions of 100% of the first 4% of participant contributions. The Company will make matching contributions equal to 100% of the participant contributions that are over 4% but not over 7.5% of the participant's contributions. Additionally, profit sharing contributions may be made at the discretion of Scottish Re Group Limited's Compensation Committee. No discretionary profit sharing contributions were made in 2004 or 2003. Forfeited nonvested amounts are used to reduce future Company contributions.


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             SCOTTISH HOLDINGS, INC. 401(K) AND PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                     YEARS ENDED DECEMBER 31, 2004 and 2003


2.   Description of the Plan (Continued)

Participant Accounts    Each participant's account is credited with the
participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant account balances. The benefit to which a participant in entitled is the benefit that can be provided from the participant's vested account balance.

A participant age 50 or older may elect to contribute additional elective catch-up contributions to the Plan. The additional amounts may be contributed regardless of any other limitations on the amount participants may contribute to the Plan. The maximum catch-up contribution that can be made in 2004 and 2003 was $3,000 and $2,000 respectively.

Vesting    Participants are immediately vested in their contributions plus actual earnings thereon. The Company's qualified matching contributions plus actual earnings thereon are 100% vested when made. Matching and profit sharing contributions plus actual earnings thereon vest based on years of credited service. The Company's matching contributions will be 100% vested in three years. Profit sharing contributions will be 100% vested in five years.

Administrative Expenses    All brokerage fees, trustee fees and other expenses
incident to the administration of the Plan are paid by the Company.

Participant Loans    Participants may borrow up to 50% of their vested account
balance, borrowing a maximum of $50,000. Interest charged is at a commercially reasonable rate. The interest charged for 2004 and 2003 ranged from 5% to 6%.

Rollovers    At the discretion of the Plan Administrator, rollovers from qualified retirement plans will be accepted. Rollovers from individual retirement accounts and individual retirement annuities are not accepted.

Benefits Benefits payable to a participant as a result of death, disability or retirement will constitute the participant's vested account balance. If employment is terminated prior to death, disability or retirement, the participant will receive a distribution of the vested portion of their account balance and the non-vested portion will be forfeited. Hardship withdrawals are available for certain qualified expenses.


3.   Party-In-Interest Transactions

All of the common stock investments as of December 31, 2004 and 2003 are shares of Scottish Re Group Limited common stock. These transactions represent investments in the ultimate parent of the Company, and, therefore, qualify as party-in-interest transactions. The net assets available for benefits in Scottish Re Group Limited common stock were $430,924 and $525,963 as of December 31, 2004 and 2003 respectively.


4.   Tax Status

The Plan received an Internal Revenue Service opinion letter dated November 5, 2003 which indicates that the Plan as designed as the date of the letter is in compliance with applicable requirements of the Internal Revenue Code (the "IRC"). The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

             SCOTTISH HOLDINGS, INC. 401(K) AND PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                     YEARS ENDED DECEMBER 31, 2004 and 2003


5.   Plan Termination

Although the Company has not expressed any intent to do so, the Company reserves the right to change, amend or discontinue the Plan at any time, subject to the provisions of ERISA. In the event of discontinuance of the Plan, participants will become 100% vested in their accounts.


6.   Investments

Fair values of investments held as of December 31, 2004 and 2003 are summarized in the following tables. Investments that represent 5% or more of the Plan's net assets and investments with companies who are known to be a party-in-interest to the Plan are separately identified.


                                                        2004            2003
                                                --------------------------------
Mutual Funds
     AIM Aggressive Growth Fund Class A                       --      $246,975**
     AIM Constellation Fund Income
       Class A                                                --       288,898**
     Alliance Bernstein Global Strategic
       Income Fund                                    $138,677**       154,906**
     American Funds Growth Fund of
       America Class F                                 412,817**              --
     Columbia Acorn Fund Class A                       401,206**       241,156**
     Davis New York Venture Fund Class A               580,765**       397,829**
     Fidelity Advisor Mid Cap Fund
       Class A                                         403,423**              --
     Ft Templeton Foreign A                            406,913**       208,646**
     Janus Advisor Flexible Income Fund                326,787**       295,587**
     Janus Advisor Balanced Fund                       591,030**       418,770**
     SSGA S&P 500 Index Fund                           343,027**       192,147**
                                                --------------------------------
 Total Mutual Funds                                                  2,444,914
                                                     3,604,645

Scottish Re Group Limited Common Stock*                430,924**       525,963**
Money Market Portfolio                                 599,056**       470,625**
Participant Loans Receivable                            46,980          22,491
                                                --------------------------------
Total Investments                                   $4,681,605      $3,463,993
                                                ================================


*        Party-in-interest to the Plan.
**       Represents in excess of 5% of Plan's net assets.


                                       7
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                              SUPPLEMENTAL SCHEDULE

             SCOTTISH HOLDINGS, INC. 401(K) AND PROFIT SHARING PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2004



Identity of Issue/ Description                            Shares/    Fair Market
                                                           Units        Value
--------------------------------------------------------------------------------

MUTUAL FUNDS
     Alliance Bernstein Global Strategic
       Income Fund                                         15,723       $138,677
     American Funds Growth Fund of America
       Class F                                              5,155        412,817
     Columbia Acorn Fund Class A                           15,473        401,206
     Davis New York Venture Fund Class A                   18,924        580,765
     Fidelity Advisor Mid Cap Fund Class A                 16,098        403,423
     Ft Templeton Foreign A                                33,083        406,913
     Janus Advisor Flexible Income Fund                    26,590        326,787
     Janus Advisor Balanced Fund                           23,482        591,030
     SSGA S&P 500 Index Fund                               17,177        343,027
                                                                  --------------
 TOTAL MUTUAL FUNDS                                                    3,604,645

Scottish Re Group Limited Common Stock*                    16,638        430,924
Money Market Portfolio                                       n /a        599,056
Participant Loans Receivable (interest
  rates range from 5% to 6%)                                 n /a         46,980
                                                                  --------------
TOTAL INVESTMENTS                                                   $  4,681,605
                                                                  ==============








* Party-in-interest to the Plan.

                                   Signatures


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   SCOTTISH HOLDINGS, INC. 401(K) AND PROFIT
                                     SHARING PLAN



Date  July 18, 2005                 /s/ Elizabeth Murphy
     -------------------------     ---------------------------------------------
                                   Name: Elizabeth Murphy
                                   Title: Trustee